# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trinity Place Holdings Inc., CIK 0000724742
CUSIP: 89656D101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 340 MADISON AVENUE, SUITE 3C, NEW YORK, New York (NY), 10173
Date of event which requires filing of this statement: 02/18/2025
Filed by CIK 0001452857
Persons authorized to receive notices and communications: Warren G. Lichtenstein, Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, 212-520-2300

## Reporting persons
- Steel Excel Inc. (CIK 0000709804): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,162,245; sole dispositive power 0; shared dispositive power 26,162,245; aggregate amount beneficially owned 26,162,245 (40% of the class)
- STEEL PARTNERS HOLDINGS L.P. (CIK 0001452857): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,162,245; sole dispositive power 0; shared dispositive power 26,162,245; aggregate amount beneficially owned 26,162,245 (40% of the class)
- SPH Group LLC (CIK 0001522067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,162,245; sole dispositive power 0; shared dispositive power 26,162,245; aggregate amount beneficially owned 26,162,245 (40% of the class)
- SPH Group Holdings LLC (CIK 0001522066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,162,245; sole dispositive power 0; shared dispositive power 26,162,245; aggregate amount beneficially owned 26,162,245 (40% of the class)
- Steel Partners Holdings GP Inc. (CIK 0001537666): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,162,245; sole dispositive power 0; shared dispositive power 26,162,245; aggregate amount beneficially owned 26,162,245 (40% of the class)
- Steel IP Investments, LLC (CIK 0002044815): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 26,162,245; sole dispositive power 0; shared dispositive power 26,162,245; aggregate amount beneficially owned 26,162,245 (40% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Trinity Place Holdings Inc.
Address of issuer's principal executive offices: 340 MADISON AVENUE, SUITE 3C, NEW YORK, New York (NY), 10173

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by Steel Partners Holdings L.P., a Delaware limited partnership ("Steel Holdings"), SPH Group LLC, a Delaware limited liability company ("SPHG"), SPH Group Holdings LLC, a Delaware limited liability company ("SPHG Holdings"), Steel Partners Holdings GP Inc., a Delaware corporation ("Steel Holdings GP"), Steel Excel Inc., a Delaware corporation ("Steel Excel"), and Steel IP Investments, LLC, a Delaware limited liability company ("Steel IP"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Steel Holdings owns a majority of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. SPHG Holdings owns a majority of the outstanding shares of common stock of Steel Excel. Steel Excel owns 100% of the membership interests of Steel IP. Accordingly, for purposes of this Schedule 13D, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the shares of Common Stock owned directly by Steel IP.

The Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of Steel Holdings GP, (ii) the executive officers and directors of Steel Excel and (iii) the executive officers and directors of Steel IP. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, including on Exhibit 1, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.
Present principal occupation or employment: Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies. The principal business of SPHG Holdings is holding securities for the account of Steel Holdings. The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates. The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. The principal business of Steel Excel is serving as a global diversified company that engages or has interests in a variety of operating businesses. Steel IP is a holding company.
Criminal convictions in the last five years: No Reporting Person nor any person listed on Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person nor any person listed on Exhibit 1 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the individuals listed on Exhibit 1 is a citizen of the United States of America. Each of the entities that are Reporting Persons are organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 26,162,245 shares of Common Stock owned directly by Steel IP is approximately $1,308,100. This amount excludes an additional $1,293,100 paid to the Seller (as defined in Item 4 below) in consideration to the Seller for the various other covenants and obligations of the Seller pursuant to the SPA (as defined in Item 4 below). Such shares of Common Stock were acquired with Steel IP's cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 5, 2025, Steel IP agreed to purchase 25,862,245 shares of Common Stock from TPHS Lender LLC ("Seller") in a private secondary transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the terms and conditions of a stock purchase agreement ("SPA") entered into between Steel IP, the Seller and the Issuer, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference. Pursuant to the terms of the SPA, Steel IP agreed to pay aggregate consideration of $2,586,200, which represents $1,293,100 in consideration for the shares of Common Stock and the remainder of which constitutes consideration to the Seller for the various other covenants and obligations of the Seller pursuant to the SPA. The purchase of these shares and the consummation of the other transactions contemplated by the SPA are collectively referred to as the "Transaction." The Transaction closed on February 18, 2025 (the "Closing Date").

Pursuant to the SPA, Steel IP agreed not to purchase any additional equity of the Issuer, including, without limitation, shares of Common Stock or any preferred stock, until the date that is ninety (90) days following the Closing Date.

In connection with the Transaction, Steel IP entered into a shareholder rights agreement (the "Shareholders' Agreement") with the Issuer, a copy of which is filed as Exhibit 99.3 hereto and incorporated herein by reference. Pursuant to the Shareholders' Agreement, and in connection with the Transaction, the size of the Board of Directors (the "Board") of the Issuer has been set at five (5) directors, with the parties agreeing to the initial composition of the Board, which includes Jack L. Howard, the President and a director of Steel Holdings GP, Steel Excel and Steel IP, and Joseph R. Martin, the Chief Administrative Officer and Chief Legal Officer of Steel Holdings GP. Mr. Howard also serves as Chairman of the Board. Pursuant to the Shareholders' Agreement, so long as Steel IP owns at least 20% of the Issuer's outstanding capital stock, the Issuer will take all actions reasonably necessary to cause the Board to remain at five (5) directors, which shall include (A) one (1) director who shall qualify as independent and be mutually agreed upon by Steel IP and the Issuer and (B) two (2) directors who shall be designated solely by Steel IP.

In addition, simultaneously with the closing of the Transaction on the Closing Date, Steel IP acquired an additional 300,000 shares of Common Stock for aggregate consideration of $15,000 in an additional private secondary transaction exempt from the registration requirements of the Securities Act.

In connection with the Transaction, on the Closing Date, the Issuer issued a Senior Secured Promissory Note (the "Steel Promissory Note") to Steel Connect, LLC (the "Steel Lender"), an affiliate of Steel Holdings, pursuant to which the Issuer may borrow up to $5.0 million from the Steel Lender. The Steel Promissory Note is secured by a pledge of all of the assets of the Issuer.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, board composition, ownership, capital or corporate structure, capital allocation, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties and/or formulate plans or proposals regarding the Issuer, its assets or its securities. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Any of the foregoing proposals or plans may include one or more proposals or plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D and will take into account, if and as applicable, each of Mr. Howard's and Mr. Martin's fiduciary duties as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 65,351,834 shares of Common Stock outstanding as of January 27, 2025 as reported by the Issuer on its Schedule 14F-1 filed with the Securities and Exchange Commission (the "SEC") on February 5, 2025.

As of the close of business on the date hereof, Steel IP owned directly 26,162,245 shares of Common Stock, constituting approximately 40.0% of the shares of Common Stock outstanding. By virtue of their relationships with Steel IP discussed in further detail in Item 2, each of Steel Excel, Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the shares of Common Stock owned directly by Steel IP.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any shares of Common Stock it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares of Common Stock reported herein that it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Steel IP, Steel Excel, SPHG Holdings, SPHG, Steel Holdings and Steel Holdings GP may be deemed to have shared power to vote and dispose of the shares of Common Stock owned directly by Steel IP.
Transactions in the class effected during the past sixty days: The transactions discussed in Item 4 above constitute the only transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Reference is made to the SPA, Shareholders' Agreement and Steel Promissory Note described in Item 4 above, which are incorporated herein by reference.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Executive Officers and Directors of Steel Partners Holdings GP Inc., Steel Excel Inc. and Steel IP Investments, LLC.

99.1 - Joint Filing Agreement by and among the Reporting Persons, dated February 21, 2025.

99.2 - Stock Purchase Agreement, dated February 5, 2025, by and among Steel IP, the Issuer and the Seller (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 5, 2025).

99.3 - Shareholder Rights Agreement, dated February 5, 2025, by and between Steel IP and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on February 5, 2025).

## Signatures
- Steel Excel Inc.: /s/ Maria Reda, Maria Reda, Secretary (02/21/2025)
- STEEL PARTNERS HOLDINGS L.P.: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its General Partner (02/21/2025)
- SPH Group LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Managing Member (02/21/2025)
- SPH Group Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Manager (02/21/2025)
- Steel Partners Holdings GP Inc.: /s/ Maria Reda, Maria Reda, Secretary (02/21/2025)
- Steel IP Investments, LLC: /s/ Maria Reda, Maria Reda, Secretary (02/21/2025)